FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 24, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces the Results of the Annual General Meeting of Shareholders

June 24, 2010

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces the decisions made at the Annual General Meeting (AGM) of the Company’s shareholders on June 24, 2010.

The following resolutions were adopted at the Meeting:

•      To approve the Russian-language version of the Company’s Annual Report and the Company’s Russian Accounting Standards annual financial statements.

•      To approve the distribution of profits and losses of the Company based on the full year 2009 results.

•      To pay annual dividends of RUB 15.40(1) per ordinary MTS share(2) (approximately $1.00 per ADR(3)) for the 2009 fiscal year, amounting to a total of RUB 30.70 billion (approximately $999.3 million or 99% of US GAAP net income or 75% of US GAAP net income adjusted for the non-cash impairment charges). As announced earlier, the record date for the Company’s share- and ADR-holders entitled to participate in the AGM and to receive dividends was May 7, 2010. The dividend will be paid out in full prior to the year’s end in accordance with the MTS Charter.

•      To elect the following persons to the MTS Board of Directors (BoD):

•      Mr. Anton Abugov, First Vice President, Head of Strategy and Development functional division, Sistema;

•      Mr. Alexey Buyanov, Senior Vice President, Head of the Financial functional division, Sistema;

•      Mr. Sergei Drozdov, Senior Vice President, Head of the Property functional division, Sistema;

•      Mr. Charles Dunstone, independent director;

•      Mr. Stanley Miller, independent director;

•      Mr. Paul Ostling, independent director;

•      Mr. Mikhail Shamolin, President and CEO of MTS;

•      Mr. Ron Sommer, First Vice President, Head of the Telecommunications assets operating unit, Sistema;

•      Ms. Tatiana Yevtoushenkova, Advisor to the President of Sberbank.

•      To approve CJSC Deloitte and Touche CIS as MTS’ auditor.

•      To elect members of the Company’s Auditing Commission.

•      To approve the amended and restated version of Company’s Charter.

•      To approve the regulations governing MTS’ general shareholder meetings.

At a subsequent meeting of the new Board of Directors, Mr. Ron Sommer was reappointed as the Chairman and Mr. Alexey Buyanov as the Deputy Chairman of the Board. Independent directors Mr. Charles Dunstone, Mr. Stanley Miller and Mr. Paul Ostling were elected to the Company’s Audit Committee with Mr. Ostling elected as the Chairman of the Audit Committee.

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For further information, please contact in Moscow:

Joshua B. Tulgan

(1)   The dividend yield per share is 5.1%.

(2)   It should be noted that the Company’s American Depositary Receipt (ADR) ratio was changed from the previous 1 ADR per 5 common shares to 1 ADR per 2 common shares effective May 3, 2010. The per ADR dividend amount cited is reflective of that change.

(3)   According to the Russian Central Bank exchange rate of 30.7193 RUB/USD as of May 11, 2010. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rates as of May 11, 2010.

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 103.5 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: June 24, 2010